UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

February 26, 2013

To whom it may concern

Corporate Name	: Mizuho Financial Group, Inc.
Representative	: Yasuhiro Sato, President & CEO
Head Office	: 5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo, Japan
Code Number	: 8411 (TSE 1st Sec., OSE 1st Sec.)

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, corporate auditors and executive officers (including changes in their areas of responsibility, etc.) of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.

【Mizuho Financial Group, Inc. (MHFG)】

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Hideyuki Takahashi	Deputy President and Deputy President-Executive Officer	Head of Financial Control & Accounting Group	Managing Director and Managing Executive Officer	Head of Financial Control & Accounting Group

Mr. Daisaku Abe	Deputy President and Deputy President-Executive Officer	Head of IT & Systems Group and Head of Operations Group	Managing Director and Managing Executive Officer	Head of IT & Systems Group and Head of Operations Group

Mr. Toshitsugu Okabe	Deputy President-Executive Officer	Deputy President (Personal Banking Unit and Retail Banking Unit)	—

Mr. Yasuhiko Imaizumi	Deputy President-Executive Officer	Deputy President (Corporate Banking Unit (Large Corporations), Corporate Banking Unit and Financial Institutions & Public Sector Business Unit)	—

Mr. Nobuhide Hayashi	Deputy President-Executive Officer	Deputy President (International Banking Unit)	—

Mr. Yasunori Tsujita	Deputy President-Executive Officer	Head of Human Resources Group and Head of Internal Audit Group	Managing Executive Officer	In charge of Strategic Planning Group

Mr. Yasumasa Nishi	Managing Executive Officer	Head of Markets Unit	—

Mr. Tadashi Kanki	Managing Executive Officer	Head of Strategic Planning Group	—

Mr. Masayuki Yonetani	Managing Executive Officer	Head of Corporate Banking Unit	—

Mr. Nobuyuki Fujii	Managing Executive Officer	Head of Corporate Banking Unit (Large Corporations)	—

Mr. Masayuki Hoshi	Managing Executive Officer	Head of Financial Institutions & Public Sector Business Unit and Head of Transaction Banking Unit	—

Mr. Tetsuhiko Saito	Managing Executive Officer	Head of Personal Banking Unit	—

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Akira Sugano	Managing Executive Officer	Head of International Banking Unit and Head of Asset Management Unit	—

Mr. Tatsufumi Sakai	Managing Executive Officer	Head of Investment Banking Unit	Executive Officer	General Manager of Group Planning Division

Mr. Tetsuo Iimori	Managing Executive Officer	Head of Retail Banking Unit	Executive Officer	General Manager of Corporate Planning Division

Mr. Haruki Nakamura	Managing Executive Officer	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Division	Executive Officer	General Manager of IT & Systems Planning Division

Mr. Hideo Gamou	Managing Executive Officer	Deputy Head of Asset Management Unit	—

Mr. Shigeru Akiyoshi	Managing Executive Officer	Deputy Head of Retail Banking Unit	—

Mr. Katsunobu Motohashi	Managing Executive Officer	Deputy Head of Asset Management Unit	—

Mr. Kenjiro Inada	Managing Executive Officer	Deputy Head of Personal Banking Unit	—

Mr. Shuzo Fujii	Managing Executive Officer	Deputy Head of Corporate Banking Unit	—

Mr. Shuichi Shimada	Managing Executive Officer	Deputy Head of Corporate Banking Unit (Large Corporations) and Deputy Head of Financial Institutions & Public Sector Business Unit	—

Mr. Yoshio Shimizu	Managing Executive Officer	Deputy Head of International Banking Unit and Deputy Head of Investment Banking Unit	—

Mr. Shuuichi Takemoto	Managing Executive Officer	Deputy Head of Personal Banking Unit and Deputy Head of Retail Banking Unit	—

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Shinya Tanaka	Managing Executive Officer	Deputy Head of Investment Banking Unit	—

Mr. Hidefumi Kobayashi	Managing Executive Officer	Deputy Head of International Banking Unit and Deputy Head of Investment Banking Unit	—

Mr. Makoto Okayama	Managing Executive Officer	Deputy Head of Corporate Banking Unit (Large Corporations), Deputy Head of Corporate Banking Unit and Deputy Head of Financial Institutions & Public Sector Business Unit	—

Mr. Nobumitsu Watanabe	Managing Executive Officer	Deputy Head of International Banking Unit, Deputy Head of Investment Banking Unit, Deputy Head of Transaction Banking Unit and Deputy Head of Markets Unit	—

Mr. Junichi Yamada	Managing Executive Officer	Deputy Head of Financial Institutions & Public Sector Business Unit and Deputy Head of Markets Unit	—

Mr. Yuusei Matsubara	Executive Officer	General Manager of Financial Institutions & Public Sector Business Coordination Division	—

Mr. Yasuhisa Fujiki	Executive Officer	General Manager of International Coordination Division	—

Mr. Souichi Hosoi	Executive Officer	General Manager of Financial Planning Division	—	General Manager of Financial Planning Division

Mr. Kouji Arita	Executive Officer	General Manager of Operations Planning Division	—	General Manager of Operations Planning Division

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Akira Nakamura	Executive Officer	General Manager of Corporate Banking Coordination Division (Large Corporations)	—

Mr. Kouji Yonei	Executive Officer	General Manager of IT & Systems Promotion Division	—	General Manager of IT & Systems Promotion Division

Mr. Atsushi Sugao	Executive Officer	General Manager of Corporate Banking Coordination Division	—

Mr. Teiji Teramoto	Executive Officer	General Manager of Investment Banking Coordination Division	—

Mr. Tsuyoshi Katayama	Executive Officer	General Manager of Administration Division	—	General Manager of Administration Division

Mr. Junichi Nishizawa	Director		Deputy President and Deputy President-Executive Officer (Representative Director)	Head of Human Resources Group and Head of Internal Audit Group

Mr. Masaaki Kono	Director		Managing Director and Managing Executive Officer	Head of Strategic Planning Group

Mr. Kazunori Hashimoto	Retired		Executive Officer	General Manager of Group Human Resources Division

Name	New Position (to become effective in late June 2013)		Current Position

Mr. Yasunori Tsujita	Deputy President and Deputy President-Executive Officer (Representative Director)	Head of Human Resources Group and Head of Internal Audit Group	(mentioned above)

Mr. Toshitsugu Okabe	Deputy President and Deputy President-Executive Officer	Deputy President (Personal Banking Unit and Retail Banking Unit)	(mentioned above)

Mr. Nobuhide Hayashi	Deputy President and Deputy President-Executive Officer	Deputy President (International Banking Unit)	(mentioned above)

Name	New Position (to become effective in late June 2013)		Current Position

Mr. Tadashi Kanki	Managing Director and Managing Executive Officer	Head of Strategic Planning Group	(mentioned above)

Mr. Masakane Koike	Managing Director and Managing Executive Officer	Head of Risk Management Group and Head of Compliance Group	Managing Executive Officer	Head of Risk Management Group and Head of Compliance Group

Mr. Nobukatsu Funaki	Corporate Auditor (full-time)		—

Mr. Junichi Nishizawa	Retired		(mentioned above)

Mr. Masaaki Kono	Retired		(mentioned above)

Mr. Yoshinobu Shigeji	Retired		Corporate Auditor (full-time)

The appointment of Messrs. Yasunori Tsujita, Toshitsugu Okabe, Nobuhide Hayashi, Tadashi Kanki, Masakane Koike as directors and the appointment of Mr. Nobukatsu Funaki as corporate auditor are subject to approval at the regular general meeting of shareholders of MHFG to be held in late June 2013.

Name	New Position (Effective as of July 1, 2013)		Current Position

Mr. Masaaki Kono	Deputy President-Executive Officer	In charge of Western Japan (Kinki, Chugoku, and Shikoku regions)	(mentioned above)

【Director and Corporate Auditor Nominees】

(Nominees are subject to approval by the regular general meeting of shareholders to be held in late June 2013)

Name	Yasunori Tsujita
Date of Birth	Jun. 28, 1956
Education	Mar. 1981	Graduated from Faculty of Economics, the University of Tokyo

Business Experience		Joined in Apr. 1981
	Apr. 2008	General Manager of Consulting Business Development Division of Mizuho Bank, Ltd.
	Apr. 2009	Executive Officer, General Manager of Personal Marketing Division
	Apr. 2011	Managing Executive Officer, General Manager of Personal Marketing Division
	Jun. 2011	Managing Executive Officer
	Apr. 2012	Managing Executive Officer, in charge of Strategic Planning Group of Mizuho Financial Group, Inc. (current)
	Apr. 2012	Managing Executive Officer, in charge of Strategic Planning Group of Mizuho Bank, Ltd. (current)
	Apr. 2012	Managing Executive Officer, in charge of Strategic Planning Group of Mizuho Corporate Bank, Ltd. (current)
Number of Shares of our common stock owned (as of September 30,2012) : 19,000
Name	Toshitsugu Okabe
Date of Birth	May. 2, 1956
Education	Mar. 1980	Graduated from Faculty of Law, Chuo University

Business Experience		Joined in Apr. 1980
	Apr. 2008	Executive Officer, General Manager of Executive Secretariat of Mizuho Financial Group, Inc.
	Apr. 2009	Managing Executive Officer of Mizuho Bank, Ltd.
	Apr. 2012	Managing Executive Officer, Head of Retail Banking Unit (current)
	Apr. 2012	Managing Executive Officer (not full-time), in charge of coordination with Retail Banking Unit of Mizuho Bank, Ltd. of Mizuho Corporate Bank, Ltd. (current)

Name	Nobuhide Hayashi
Date of Birth	Mar. 27, 1957
Education	Mar. 1980	Graduated from Faculty of Economics, the University of Tokyo

Business Experience		Joined in Apr. 1980
	Apr. 2007	Executive Officer, General Manager of Corporate Banking Division No.13 of Mizuho Corporate Bank, Ltd.
	Apr. 2009	Managing Executive Officer
	Apr. 2010	Managing Executive Officer, Head of International Banking Unit
	Jun. 2011	Managing Director, Head of International Banking Unit (current)
	Apr. 2012	Managing Executive Officer (not full-time), In charge of coordination with International Banking Unit of Mizuho Bank, Ltd. (current)

Name	Tadashi Kanki
Date of Birth	Oct. 9, 1958
Education	Mar. 1981	Graduated from Faculty of Law, the University of Tokyo

Business Experience		Joined in Apr. 1981
	Apr. 2008	Executive Officer, General Manager of Corporate Banking Division No.8 of Mizuho Corporate Bank, Ltd.
	Apr. 2011	Managing Executive Officer (current)
	Apr. 2012	Managing Executive Officer of Mizuho Bank, Ltd. (current)

Name	Masakane Koike
Date of Birth	Jul. 9, 1959
Education	Mar. 1982	Graduated from Faculty of Law, the University of Tokyo

Business Experience		Joined in Apr. 1982
	Apr. 2008	General Manager of Financial Planning of Mizuho Financial Group, Inc.
	Apr. 2009	Executive Officer, General Manager of Financial Planning
	Apr. 2012	Managing Executive Officer, Head of Risk Management Group and Head of Compliance Group (current)
	Apr. 2012	Managing Executive Officer, Head of Risk Management Group and Head of Compliance Group of Mizuho Bank, Ltd. (current)
	Apr. 2012	Managing Executive Officer, Head of Risk Management Group and Head of Compliance Group of Mizuho Corporate Bank, Ltd. (current)
	Apr. 2012	Managing Executive Officer, in charge of Risk Management Group and in charge of Compliance Group of Mizuho Trust & Banking Co., Ltd. (current)

Name	Nobukatsu Funaki
Date of Birth	Mar. 30, 1959
Education	Mar. 1981	Graduated from College of Business Administration, Yokohama National University

Business Experience		Joined in Apr. 1981
	Apr. 2005	General Manager of Accounting Division of Mizuho Corporate Bank, Ltd.
	Mar. 2010	Corporate Auditor (current)
【Executive Officer Appointees】

Name	Yasuhiko Imaizumi
Date of Birth	Sep. 27, 1956
Education	Mar. 1980	Graduated from Faculty of Economics, the University of Tokyo

Business Experience		Joined in Apr. 1980
	Apr. 2008	Executive Officer, General Manager of Nagoya Corporate Banking Division of Mizuho Corporate Bank, Ltd.
	Apr. 2010	Managing Executive Officer (current)
	Apr. 2012	Managing Executive Officer, of Mizuho Bank, Ltd. (current)

Name	Yasumasa Nishi
Date of Birth	Sep. 13, 1953
Education	Mar. 1977	Graduated from Faculty of Law, the University of Tokyo

Business Experience		Joined in Apr. 1977
	Apr. 2005	Executive Officer, General Manager of ALM Division of Mizuho Corporate Bank, Ltd.
	Mar. 2006	Executive Officer, General Manager of Treasury Division
	Apr. 2009	Managing Executive Officer, Head of Markets Unit (current)
	Apr. 2012	Managing Executive Officer, Head of Markets Unit of Mizuho Bank, Ltd. (current)

Name	Masayuki Yonetani
Date of Birth	Apr. 20, 1958
Education	Mar. 1982	Graduated from School of Economics, Osaka University

Business Experience		Joined in Apr. 1982
	Apr. 2008	General Manager of Corporate Banking Coordination Division of Mizuho Corporate Bank, Ltd.
	Apr. 2009	Executive Officer, General Manager of Corporate Banking Coordination Division
	Apr. 2011	Managing Executive Officer
	Apr. 2012	Managing Executive Officer, Head of Corporate Banking Unit and In charge of Corporate Banking Unit (Large Corporations) of Mizuho Bank, Ltd. (current)
	Apr. 2012	Managing Executive Officer, Head of Corporate Banking Unit of Mizuho Corporate Bank, Ltd. (current)

Name	Nobuyuki Fujii
Date of Birth	Mar. 10, 1959
Education	Mar. 1982	Graduated from Faculty of Law, Keio University

Business Experience		Joined in Apr. 1982
	Apr. 2008	General Manager of Corporate Banking Division No.11 of Mizuho Corporate Bank, Ltd.
	Apr. 2009	Executive Officer, General Manager of Corporate Banking Division No.11
	Apr. 2011	Managing Executive Officer (current)
	Apr. 2012	Managing Executive Officer of Mizuho Bank, Ltd. (current)

Name	Masayuki Hoshi
Date of Birth	Mar. 9, 1960
Education	Mar. 1982	Graduated from Faculty of Law, Keio University

Business Experience		Joined in Apr. 1982
	Apr. 2007	General Manager of Global Trade Finance Division of Mizuho Corporate Bank, Ltd.
	Apr. 2009	Executive Officer, General Manager of Corporate Banking Division No.17
	Apr. 2010	Executive Officer, Joint Head of Corporate Banking Unit (Financial Institutions & Public Sector)
	Apr. 2011	Managing Executive Officer, Head of Global Transaction Banking Unit and Head of Global Asset Management Unit
	Apr. 2012	Managing Executive Officer, Head of Financial Institutions & Public Sector Business Unit and Head of Transaction Banking Unit of Mizuho Bank, Ltd. (current)
	Apr. 2012	Managing Executive Officer, Head of Financial Institutions & Public Sector Business Unit, Head of Transaction Banking Unit of Mizuho Corporate Bank, Ltd. (current)

Name	Tetsuhiko Saito
Date of Birth	Jan. 1, 1961
Education	Mar. 1983	Graduated from Faculty of Law, Keio University

Business Experience		Joined in Apr. 1983
	Mar. 2006	General Manager of e-Commerce Division of Mizuho Bank, Ltd.
	Apr. 2009	General Manager of Shinbashi Corporate Banking Department of Shinbashi Branch
	Apr. 2010	Executive Officer, General Manager of Shinbashi Corporate Banking Department of Shinbashi Branch
	Jun. 2011	Managing Executive Officer
	Apr. 2012	Managing Executive Officer, Head of Personal Banking Unit (current)
	Apr. 2012	Managing Executive Officer (not full-time), in charge of coordination with Personal Banking Unit of Mizuho Bank, Ltd. of Mizuho Corporate Bank, Ltd. (current)

Name	Akira Sugano
Date of Birth	Jul. 25, 1959
Education	Mar. 1982	Graduated from Faculty of Economics, the University of Tokyo

Business Experience		Joined in Apr. 1982
	Apr. 2007	General Manager of Global Alternative Investment Division of Mizuho Corporate Bank, Ltd.
	Apr. 2009	Executive Officer, General Manager of International Coordination Division
	Apr. 2012	Managing Executive Officer, Head of Investment Banking Unit, Head of Asset Management Unit and In charge of Business Collaboration Division (Securities & Trust Services) of Mizuho Bank, Ltd. (current)
Apr. 2012	Managing Executive Officer, Head of Investment Banking
Unit, Head of Asset Management Unit and In charge of
Business Collaboration Division (Securities & Trust
Services) of Mizuho Corporate Bank, Ltd. (current)

Name	Hideo Gamou
Date of Birth	Aug. 26,1952
Education	Mar. 1977	Graduated from Faculty of Agriculture, the University of Tokyo

Business Experience	Apr. 1977	Joined The Norinchukin Bank
	Jun. 2010	Managing Director, Mizuho Securities Co., Ltd.
	Jan. 2013	Managing Director, Head of Product Planning & Promotion Group (current)

Name	Shigeru Akiyoshi
Date of Birth	Aug. 21, 1954
Education	Mar. 1978	Graduated from Faculty of Economics, Doshisha University

Business Experience		Joined in Apr. 1978
	Apr. 2008	Executive Officer, Chief Regional Officer of Block II of Shinko Securities Co., Ltd.
	May. 2009	Executive Officer, Chief Regional Officer of Block II, Mizuho Securities Co., Ltd.
	Apr. 2010	Managing Executive Officer, Branch Manager of Nagoya Branch
	Apr. 2012	Managing Director, Co-Head of Corporate Investment Services & Retail Business Division and Head of Retail Business Group
	Jan. 2013	Managing Executive Officer, Joint Head of Corporate Investment Services & Retail Business Division and Head of Retail Business Group (current)

Name	Katsunobu Motohashi
Date of Birth	Nov. 11, 1957
Education	Mar. 1980	Graduated from Faculty of Economics, Keio University

Business Experience		Joined in Apr. 1980
	Apr. 2007	General Manager of Treasury Department of Mizuho Trust & Banking Co., Ltd.
	Apr. 2009	Executive Officer, General Manager of Treasury Department
	Apr. 2010	Managing Executive Officer
	Apr. 2012	Managing Executive Officer, Head of Pension Business Unit and Head of Asset Management Unit (current)

Name	Kenjiro Inada
Date of Birth	Feb. 22, 1957
Education	Mar. 1979	Graduated from Faculty of Law, Meijyo University

Business Experience		Joined in Apr. 1979
	Jun. 2005	Executive Officer, General Manager of Operation Branch Management Division, Mizuho Investors Securities Co., Ltd.
	Jun. 2008	Managing Executive Officer, General Manager of Operation Branch Management Division
	May. 2009	Managing Executive Officer
	Jun. 2010	Senior Managing Director
	Jan. 2013	Managing Executive Officer, Joint Head of Corporate Investment Services & Retail Business Division and Head of Banking & Trust Collaboration Group, Mizuho Securities Co., Ltd. (current)

Name	Shuzo Fujii
Date of Birth	Jun. 4, 1957
Education	Mar. 1980	Graduated from Faculty of Business Administrations, Kobe University of Commerce

Business Experience		Joined in Apr. 1980
	Jan. 2008	General Manager of Nanba Branch of Mizuho Bank, Ltd.
	Apr. 2009	Executive Officer, General Manager of Nanba Branch
	Oct. 2009	Executive Officer, General Manager of Nanba Branch and General Manager of Nanba Branch Division I (until Apr. 2010)
	May. 2010	Adviser, Mizuho Investors Securities Co., Ltd.
	Jun. 2010	Managing Executive Officer
	Jan. 2011	Deputy President-Executive Officer
	Jun. 2011	Deputy President
	Jan. 2013	Managing Director, Head of IB Business Promotion Group, Mizuho Securities Co., Ltd. (current)

Name	Shuichi Shimada
Date of Birth	Apr. 10, 1957
Education	Mar. 1981	Graduated from Faculty of Law, the University of Tokyo

Business Experience		Joined in Apr. 1981
	Apr. 2007	General Manager of Corporate Banking Division No.15, Mizuho Corporate Bank, Ltd.
	Jul. 2009	General Manager of Corporate Banking Division No.15, General Manager of Corporate Coverage Dept. II, Mizuho Securities Co., Ltd
	Apr. 2010	Executive Officer, General Manager of Corporate Banking Division No.15, General Manager of Corporate Coverage Dept. II, Mizuho Securities Co., Ltd
	Apr. 2011	Managing Executive Officer, Chief Compliance Officer and Chief Credit Officer
	Apr. 2012	Managing Executive Officer, Co-Head of Investment Banking Group and Head of Public & Financial Institutions Group, Mizuho Securities Co., Ltd (current)

Name	Yoshio Shimizu
Date of Birth	Jul. 5, 1957
Education	Mar. 1981	Graduated from Faculty of Economics, the University of Tokyo

Business Experience		Joined in Apr. 1981
	Apr. 2008	Head of Investment Banking Products Group of Mizuho Securities Co., Ltd.
	Apr. 2010	Executive Officer
	Apr. 2011	Managing Executive Officer, Joint Head of Global Investment Banking Division
	Apr. 2012	Managing Executive Officer, Head of Global Investment Banking and Head of IB Products Group (current)

Name	Shuuichi Takemoto
Date of Birth	Jan. 5, 1960
Education	Mar. 1982	Graduated from Faculty of Law, the University of Tokyo

Business Experience		Joined in Apr. 1982
	Apr. 2008	General Manager of Fukuoka Branch of Mizuho Bank, Ltd.
	Oct. 2009	General Manager of IT & Systems Planning Department of Mizuho Trust & Banking Co., Ltd.
	Apr. 2010	Executive Officer, General Manager of IT & Systems Planning Department
	Apr. 2011	Managing Executive Officer, General Manager of IT & Systems Planning Department
	Jun. 2011	Managing Executive Officer
	Apr. 2012	Managing Executive Officer, Head of Private Wealth Management Business Group, Head of IT & Systems Group and Head of Operations Group (current)

Name	Shinya Tanaka
Date of Birth	Dec. 30, 1958
Education	Mar. 1983	Graduated from Completed master’s degree at Graduate School of Science and Engineering, Waseda University

Business Experience		Joined in Apr. 1983
	Jun. 2006	General Manager of Real Estate Investment Advisory Department of Mizuho Trust & Banking Co., Ltd.
	Apr. 2009	Executive Officer, General Manager of Real Estate Planning Department
	Apr. 2011	Managing Executive Officer
	Apr. 2012	Managing Executive Officer, Head of Real Estate Unit (current)

Name	Hidefumi Kobayashi
Date of Birth	Sep. 27, 1957
Education	Mar. 1981	Graduated from Faculty of Law, the University of Tokyo

Business Experience		Joined in Apr. 1981
	Apr. 2007	General Manager of Portfolio Management Division, Mizuho Corporate Bank, Ltd.
	Apr. 2010	Executive Officer, General Manager of Portfolio Management Division
	Apr. 2012	Managing Executive Officer, Co-Head of Research Division, Mizuho Securities Co., Ltd.
	Jan. 2013	Managing Executive Officer, Joint Head of Research Group (current)

Name	Makoto Okayama
Date of Birth	Mar. 14, 1961
Education	Mar. 1983	Graduated from Faculty of Law, Kyoto University

Business Experience		Joined in Apr. 1983
	May. 2007	General Manager of Advisory Department I of Advisory Group of Mizuho Securities, Co., Ltd.
	Nov. 2008	Joint Head of Kansai Investment Banking Group
	May. 2009	Deputy Head of Kansai & West Japan Investment Banking Group
	Apr. 2010	General Manager of Business Department III of Mizuho Trust & Banking Co., Ltd.
	Oct. 2010	General Manager of Trust Business Department III
	Apr. 2011	Executive Officer, General Manager of Trust Business Department III
	Apr. 2012	Managing Executive Officer, Head of Corporate Trust & Banking Group, in charge of Consulting Department and Frontier Trust Business R&D Department (current)

Name	Nobumitsu Watanabe
Date of Birth	Mar. 11, 1961
Education	Mar. 1983	Graduated from School of Political Science and Economics, Waseda University

Business Experience		Joined in Oct. 1991
	Apr. 2008	General Manager of Pension Fund Management Department of Mizuho Trust & Banking Co., Ltd.
	Apr. 2010	General Manager of Treasury Department
	Apr. 2011	Executive Officer, General Manager of Treasury Department (current)

Name	Junichi Yamada
Date of Birth	Jan. 4, 1961
Education	Mar. 1983	Graduated from Faculty of Economics, Keio University

Business Experience		Joined in Apr. 1983
	Apr. 2008	Head of Fixed Income Group of Mizuho Securities Co., Ltd.
	Apr. 2010	Executive Officer, Head of Fixed Income Group
	Jan. 2013	Executive Officer (current)

Name	Yuusei Matsubara
Date of Birth	Oct. 10, 1960
Education	Mar. 1984	Graduated from Faculty of Law, Kyoto University

Business Experience		Joined in Apr. 1984
	Apr. 2007	Senior Manager of Corporate Banking Division No.15 (Seibu Holdings, Inc.) of Mizuho Corporate Bank, Ltd.
	Apr. 2009	General Manager of Financial Institutions Banking Division No.1
	Apr. 2012	Executive Officer, General Manager of Financial Institutions & Public Sector Business Coordination Division and Securities Division of Mizuho Bank, Ltd. (current)
	Apr. 2012	Executive Officer, General Manager of Financial Institutions & Public Sector Business Coordination Division of Mizuho Corporate Bank, Ltd. (current)

Name	Yasuhisa Fujiki
Date of Birth	Mar. 1, 1962
Education	Mar. 1984	Graduated from Faculty of Law, Keio University

Business Experience		Joined in Apr. 1984
	Jul. 2006	Deputy General Manager of Industry Research Division of Mizuho Corporate Bank, Ltd.
	Apr. 2009	General Manager of Hiroshima Corporate Banking Division
	Apr. 2011	General Manager of Corporate Banking Division No.15
	Apr. 2013	Executive Officer, General Manager of International Coordination Division (current)

Name	Souichi Hosoi
Date of Birth	Feb. 21, 1960
Education	Mar. 1983	Graduated from School of Political Science and Economics, Waseda University

Business Experience		Joined in Apr. 1983
	Apr. 2007	General Manager of Accounting Department of Mizuho Trust & Banking Co., Ltd.
	Apr. 2009	Senior Corporate Officer of Financial Control & Accounting Group of Mizuho Corporate Bank, Ltd.
	Apr. 2012	General Manager of Financial Planning Division of Mizuho Financial Group, Inc. (current)
	Apr. 2012	General Manager of Financial Planning Division of Mizuho Bank, Ltd. (current)
	Apr. 2012	General Manager of Financial Planning Division of Mizuho Corporate Bank, Ltd. (current)

Name	Kouji Arita
Date of Birth	Apr. 18, 1961
Education	Mar. 1984	Graduated from Faculty of Law, Okayama University

Business Experience		Joined in Apr. 1984
	Nov. 2007	General Manager of Human Resources Division of Mizuho Information & Research Institute, Inc.
	Apr. 2010	General Manager of Operations Service & Support of Mizuho Bank, Ltd.
	Apr. 2012	General Manager of Operations Planning Division of Mizuho Financial Group, Inc. (current)
	Apr. 2012	General Manager of Operations Planning Division of Mizuho Bank, Ltd. (current)
	Apr. 2012	General Manager of Operations Planning Division of Mizuho Corporate Bank, Ltd. (current)

Name	Akira Nakamura
Date of Birth	Nov. 11, 1960
Education	Mar. 1985	Graduated from Faculty of Economics, the University of Tokyo

Business Experience		Joined in Apr. 1985
	Apr. 2008	Chief Relationship Manager of Corporate Banking Division No.1 of Mizuho Corporate Bank, Ltd.
	Apr. 2009	Joint General Manager of Corporate Banking Coordination Division
	Apr. 2010	General Manager of Financial Innovation Promotion Department and Joint General Manager of Corporate Banking Coordination Division
	Apr. 2011	General Manager of Nihonbashi Corporate Banking Division (current)

Name	Kouji Yonei
Date of Birth	Aug. 2, 1961
Education	Mar. 1985	Graduated from Faculty of Economics, the University of Tokyo

Business Experience		Joined in Apr. 1985
	Apr. 2008	General Manager of Business Process Re-engineering Department of Corporate Planning Division of Mizuho Bank, Ltd.
	Apr. 2009	General Manager of Banking System Business Administration Division of Mizuho Information & Research Institute, Inc.
	Apr. 2012	IT & Systems Promotion Division of Mizuho Financial Group, Inc. (current)

Name	Atsushi Sugao
Date of Birth	Jan. 1, 1962
Education	Mar. 1985	Graduated from School of Engineering, Osaka University

Business Experience		Joined in Apr. 1985
	Jul. 2005	Deputy General Manager of Corporate Banking Planning Division of Mizuho Bank, Ltd.
	Apr. 2009	General Manager of Osaka-Chuo Branch
	Apr. 2012	General Manager of Corporate Banking Coordination Division (current)
	Apr. 2012	General Manager of Corporate Banking Coordination Division and Joint General Manager of Corporate Banking Coordination Division (Large Corporations) of Mizuho Corporate Bank, Ltd. (current)

Name	Teiji Teramoto
Date of Birth	Jun. 10, 1962
Education	Mar. 1985	Graduated from Faculty of Economics, Hitotsubashi University

Business Experience		Joined in Apr. 1985
	Oct. 2007	Joint General Manager of Europe Leveraged Finance Division of Mizuho Corporate Bank, Ltd.
	Jan. 2010	Joint General Manager of International Acquisition Finance Division
	Jul. 2010	General Manager of Europe Division
	Apr. 2012	General Manager of Investment Banking Coordination Division (current)
	Apr. 2012	General Manager of Investment Banking Coordination Division of Mizuho Bank, Ltd. (current)

Name	Tsuyoshi Katayama
Date of Birth	Nov. 21, 1962
Education	Mar. 1985	Graduated from Faculty of Law, Keio University

Business Experience		Joined in Apr. 1985
	Apr. 2008	General Manager of Maebashi Branch of Mizuho Bank, Ltd.
	Apr. 2010	Senior Manager of Administration Division of Mizuho Financial Group, Inc.
	Jul. 2010	General Manager for Administration Division
	Apr. 2011	General Manager of Administration Division (current)
	Apr. 2012	General Manager of Administration Division of Mizuho Bank, Ltd. (current)
	Apr. 2012	General Manager of Administration Division of Mizuho Corporate Bank, Ltd. (current)

【Mizuho Bank, Ltd. (MHBK)】

Name	New Position (Effective as of Mar 26, 2013)	Current Position

Mr. Koji Kawakubo	Retired	Managing Executive Officer	In charge of Branch Banking Group

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Masaaki Kono	Deputy President and Deputy President-Executive Officer (Representative Director)	Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions)	Managing Executive Officer	Head of Strategic Planning Group

Mr. Toshitsugu Okabe	Deputy President and Deputy President-Executive Officer (Representative Director)	Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group	Managing Executive Officer	Head of Retail Banking Unit

Mr. Hirohisa Kashiwazaki	Deputy President and Deputy President-Executive Officer (Representative Director)	Head of Branch Banking Group	Managing Executive Officer	In charge of Branch Banking Group

Mr. Yasuhiko Imaizumi	Deputy President-Executive Officer	Deputy President (Corporate Banking Unit (Large Corporations), Corporate Banking Unit and Financial Institutions & Public Sector Business Unit)	Managing Executive Officer	Deputy In charge of Branch Banking Group

Mr. Nobuhide Hayashi	Deputy President-Executive Officer	Deputy President (In charge of coordination with International Banking Unit of Mizuho Corporate Bank, Ltd.)	Managing Executive Officer (not full-time)	In charge of coordination with International Banking Unit of Mizuho Corporate Bank, Ltd.

Mr. Hideyuki Takahashi	Deputy President-Executive Officer	Head of Financial Control & Accounting Group	Managing Executive Officer	Head of Financial Control & Accounting Group

Mr. Daisaku Abe	Deputy President-Executive Officer	Head of IT & Systems Group and Head of Operations Group	Managing Executive Officer	Head of IT & Systems Group and Head of Operations Group

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Yasunori Tsujita	Deputy President-Executive Officer	Head of Human Resources Group	Managing Executive Officer	In charge of Strategic Planning Group

Mr. Tadashi Kanki	Managing Executive Officer	Head of Strategic Planning Group	Managing Executive Officer	Deputy in charge of Branch Banking Group

Mr. Nobuyuki Fujii	Managing Executive Officer	Head of Corporate Banking Unit (Large Corporations)	Managing Executive Officer	Deputy in charge of Branch Banking Group

Mr. Akira Sugano	Managing Executive Officer	Head of Asset Management Unit and in charge of coordination with International Banking Unit of Mizuho Corporate Bank, Ltd.	Managing Executive Officer	Head of Investment Banking Unit, Head of Asset Management Unit and in charge of Business Collaboration Division (Securities & Trust Services)

Mr. Satoshi Miyazaki	Managing Executive Officer	In charge of Branch Banking Group	—

Mr. Keiichiro Ogushi	Managing Executive Officer	Deputy in charge of Branch Banking Group	Executive Officer	General Manager of Corporate Banking Coordination Division (Large Corporations)

Mr. Seiichi Kondo	Managing Executive Officer	In charge of Branch Banking Group	Executive Officer	General Manager of Kobunacho Branch Division II

Mr. Tatsufumi Sakai	Managing Executive Officer	Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services)	Executive Officer	General Manager of Group Planning Division

Mr. Tetsuo Iimori	Managing Executive Officer	Head of Retail Banking Unit	Executive Officer	General Manager of Corporate Planning Division

Mr. Daisuke Yamada	Managing Executive Officer	Deputy in charge of Branch Banking Group	Executive Officer	General Manager of Industry Research Division

Mr. Takeru Watanabe	Managing Executive Officer	In charge of Branch Banking Group	Executive Officer	General Manager of Personal Banking Coordination Division

Mr. Haruki Nakamura	Managing Executive Officer	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Division	Executive Officer	General Manager of IT & Systems Planning Division

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Kazunori Hashimoto	Executive Officer	General Manager of Tokyo Main Office and Tokyo Main Office Division No.I	Executive Officer	General Manager of Group Human Resources Division

Mr. Souichi Hosoi	Executive Officer	General Manager of Financial Planning Division	—	General Manager of Financial Planning Division

Mr. Kouji Arita	Executive Officer	General Manager of Operations Planning Division	—	General Manager of Operations Planning Division

Mr. Makoto Kimura	Executive Officer	General Manager of Ginza Branch Division II	—	General Manager of Ginza Branch Division II

Mr. Akira Nakamura	Executive Officer	General Manager of Corporate Banking Coordination Division (Large Corporations)	—

Mr. Atsushi Sugao	Executive Officer	General Manager of Corporate Banking Coordination Division and Joint General Manager of Corporate Banking Coordination Division (Large Corporations)	—	General Manager of Corporate Banking Coordination Division and Joint General Manager of Corporate Banking Coordination Division (Large Corporations)

Mr. Teiji Teramoto	Executive Officer	General Manager of Investment Banking Coordination Division	—	General Manager of Investment Banking Coordination Division

Mr. Tsuyoshi Katayama	Executive Officer	General Manager of Administration Division	—	General Manager of Administration Division

Mr. Masatoshi Yano	Retired		Deputy President and Deputy President-Executive Officer (Representative Director)	In charge of Branch Network Planning Division

Mr. Yoshiyuki Fukuda	Retired		Managing Executive Officer	Head of Corporate Banking Unit(Large Corporations)

Mr. Yuichi Katayama	Retired		Managing Executive Officer	Deputy in charge of Branch Banking Group

Mr. Junichi Nishizawa	Retired		Managing Executive Officer	Head of Human Resources Group

Name	New Position (Effective as of April 1, 2013)	Current Position

Mr. Shin Kuranaka	Retired	Managing Executive Officer	Joint Head of Credit Group

Mr. Toshihiko Fukuzawa	Retired	Managing Executive Officer	Joint Head of IT & Systems Group

Mr. Nobuyuki Nitta	Retired	Managing Executive Officer	In charge of Branch Banking Group

Mr. Osamu Harada	Retired	Managing Executive Officer	Deputy in charge of Branch Banking Group

Mr. Hirohisa Ishii	Retired	Executive Officer	In charge of Markets Unit (Sales & Trading)

Mr. Toru Egawa	Retired	Executive Officer	General Manager of Tokyo Main Office and Tokyo Main Office Division No.I

Mr. Taro Takahashi	Retired	Executive Officer	General Manager of Tokyo-chuo Branch Division II

Mr. Shinya Yamamuro	Retired	Executive Officer	General Manager of Nihonbashi Branch Division II

Mr. Katsuyuki Iuchi	Retired	Executive Officer	General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch

The appointment of Messrs. Masaaki Kono, Toshitsugu Okabe, Hirohisa Kashiwazaki as directors is subject to approval at the general meeting of shareholders of MHBK to be held on April 1, 2013.

Name	New Position (to become effective in late June 2013)	Current Position

Mr. Yoshinobu Shigeji	Retired	Corporate Auditor

【Mizuho Corporate Bank, Ltd. (MHCB)】

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Yasuhiko Imaizumi	Deputy President and Deputy President-Executive Officer (Representative Director)	Deputy President (Corporate Banking Unit (Large Corporations), Corporate Banking Unit and Financial Institutions & Public Sector Business Unit)	Managing Executive Officer	In charge of Corporate Banking

Mr. Nobuhide Hayashi	Deputy President and Deputy President-Executive Officer (Representative Director)	Deputy President (International Banking Unit)	Managing Director and Managing Executive Officer	Head of International Banking Unit

Mr. Yasumasa Nishi	Managing Director and Managing Executive Officer	Head of Markets Unit	Managing Executive Officer	Head of Markets Unit

Mr. Takashi Tsukamoto	Director		—

Mr. Masaaki Kono	Deputy President-Executive Officer	Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions)	Managing Executive Officer	Head of Strategic Planning Group

Mr. Toshitsugu Okabe	Deputy President-Executive Officer	Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group	Managing Executive Officer (not full-time)	In charge of coordination with Retail Banking Unit of Mizuho Bank, Ltd.

Mr. Hideyuki Takahashi	Deputy President-Executive Officer	Head of Financial Control & Accounting Group	Managing Executive Officer	Head of Financial Control & Accounting Group

Mr. Daisaku Abe	Deputy President-Executive Officer	Head of IT & Systems Group and Head of Operations Group	Managing Executive Officer	Head of IT & Systems Group and Head of Operations Group

Mr. Yasunori Tsujita	Deputy President-Executive Officer	Head of Human Resources Group	Managing Executive Officer	In charge of Strategic Planning Group

Mr. Harusato Nihei	Managing Executive Officer	In charge of Corporate Banking	—

Mr. Tadashi Kanki	Managing Executive Officer	Head of Strategic Planning Group	Managing Executive Officer	In charge of Corporate Banking

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Nobuyuki Fujii	Managing Executive Officer	Head of Corporate Banking Unit (Large Corporations) and in charge of Corporate Banking Unit	Managing Executive Officer	In charge of Corporate Banking

Mr. Akira Sugano	Managing Executive Officer	Head of International Banking Unit and Head of Asset Management Unit	Managing Executive Officer	Head of Investment Banking Unit, Head of Asset Management Unit and in charge of Business Collaboration Division (Securities & Trust Services)

Mr. Akihiro Hashimoto	Managing Executive Officer	In charge of Corporate Banking	—

Mr. Tomoshige Jingu	Managing Executive Officer	In charge of Corporate Banking	—

Mr. Satoshi Miyazaki	Managing Executive Officer	In charge of Corporate Banking	Executive Officer	General Manager of Corporate Banking Division No. 6

Mr. Keiichiro Ogushi	Managing Executive Officer	In charge of Corporate Banking	Executive Officer	General Manager of Corporate Banking Coordination Division (Large Corporations) and Joint General Manager of Corporate Banking Coordination Division

Mr. Seiichi Kondo	Managing Executive Officer	In charge of Corporate Banking	—

Mr. Tatsufumi Sakai	Managing Executive Officer	Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services)	Executive Officer	General Manager of Group Planning Division

Mr. Tetsuo Iimori	Managing Executive Officer	In charge of coordination with Retail Banking Unit of Mizuho Bank, Ltd.	Executive Officer	General Manager of Corporate Planning Division

Mr. Daisuke Yamada	Managing Executive Officer	In charge of Corporate Banking	Executive Officer	General Manager of Industry Research Division

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Haruki Nakamura	Managing Executive Officer	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Division	Executive Officer	General Manager of IT & Systems Planning Division

Mr. Andrew Dewing	Executive Officer	General Manager of Americas Corporate Banking Division No.2 and General Manager for International Banking Unit, Mizuho Corporate Bank (USA)	Executive Officer	General Manager of Europe Corporate Banking Division No.2

Mr. Toru Uozu	Executive Officer		—	General Manager of Operations Service & Support Division

Mr. Souichi Hosoi	Executive Officer	General Manager of Financial Planning Division	—	General Manager of Financial Planning Division

Mr. Noritaka Takahashi	Executive Officer	General Manager of Bangkok Branch	—	General Manager of Bangkok Branch

Mr. Kouji Arita	Executive Officer	General Manager of Operations Planning Division	—	General Manager of Operations Planning Division

Mr. Takeshi Aono	Executive Officer	General Manager of Treasury Division	—	General Manager of Treasury Division

Mr. Hiroshi Toyoda	Executive Officer	General Manager of Corporate Banking Division No. 6	—	General Manager of Corporate Research Division

Mr. Shuichiro Kayama	Executive Officer		—	General Manager of Corporate Banking Division No. 5

Mr. Akira Nakamura	Executive Officer	General Manager of Corporate Banking Coordination Division (Large Corporations) and Joint General Manager of Corporate Banking Coordination Division	—	General Manager of Nihonbashi Corporate Banking Division

Mr. Atsushi Sugao	Executive Officer	General Manager of Corporate Banking Coordination Division	—	General Manager of Corporate Banking Coordination Division

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Teiji Teramoto	Executive Officer	General Manager of Investment Banking Coordination Division	—	General Manager of Investment Banking Coordination Division

Mr. Yasuhiko Morikawa	Executive Officer	General Manager of Financial Institutions Banking Division No.1	—	General Manager of Financial Institutions Banking Division No.1

Mr. Kenji Tsujitsugu	Executive Officer	General Manager of Fukuoka Corporate Banking Division	—	General Manager of Fukuoka Corporate Banking Division

Mr. Tsuyoshi Katayama	Executive Officer	General Manager of Administration Division	—	General Manager of Administration Division

Mr. Naonobu Sumida	Executive Officer	General Manager of Securities Division	—	General Manager of Securities Division

Mr. Osamu Harada	Corporate Auditor (full-time)		Managing Executive Officer	In charge of Corporate Banking

Mr. Tetsuo Hiramatsu	Retired		Deputy President and Deputy President-Executive Officer (Representative Director)	Head of Internal Audit Group

Mr. Mikito Nagai	Retired		Deputy President and Deputy President-Executive Officer (Representative Director)

Mr. Yoshiyuki Fukuda	Retired		Managing Executive Officer	Head of Corporate Banking Unit (Large Corporations) and in charge of Corporate Banking Unit

Mr. Yuichi Katayama	Retired		Managing Executive Officer	In charge of Corporate Banking

Mr. Junichi Nishizawa	Retired		Managing Executive Officer	Head of Human Resources Group

Mr. Togo Shimizu	Retired		Managing Executive Officer	Joint Head of IT & Systems Group

Mr. Kazunori Hashimoto	Retired		Executive Officer	General Manager of Group Human Resources Division

Name	New Position (Effective as of April 1, 2013)	Current Position

Mr. Hirohisa Ishii	Retired	Executive Officer	In charge of Markets Unit (Sales & Trading)

Mr. Masaya Nakafuji	Retired	Executive Officer	General Manager of Corporate Banking Division No. 11

Mr. Toshinari Iyoda	Retired	Corporate Auditor

The appointment of Messrs. Yasuhiko Imaizumi, Yasumasa Nishi and Takashi Tsukamoto as directors and the appointment of Mr. Osamu Harada as corporate auditor are subject to approval at the general meeting of shareholders of MHCB to be held on April 1, 2013.

Name	New Position (to become effective in late June 2013)	Current Position

Mr. Nobukatsu Funaki	Retired	Corporate Auditor (full-time)

【Mizuho Trust & Banking Co., Ltd. (MHTB)】

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Motoo Nagai	Deputy President and Deputy President-Executive Officer (Representative Director)		Deputy President and Deputy President-Executive Officer (Representative Director)	Head of Stock Transfer Agency Unit

Mr. Toshihiko Fukuzawa	Deputy President and Deputy President-Executive Officer (Representative Director)	Head of Internal Audit Group	—

Mr. Yasunori Tsujita	Managing Executive Officer	In charge of Human Resources Group	—

Mr. Tadashi Kanki	Managing Executive Officer	In charge of Strategic Planning, Financial Control & Accounting Group	—

Mr. Nobuaki Kitajima	Managing Executive Officer	Head of Stock Transfer Agency Unit and in charge of Trust & Banking Business and Branch Administration Department	Executive Officer	General Manager of Fukuoka Branch

Mr. Nobumitsu Watanabe	Managing Executive Officer	Head of Custody & Structured Products Unit and in charge of Treasury Department	Executive Officer	General Manager of Treasury Division

Mr. Makio Muramoto	Executive Officer	General Manager of Fukuoka Branch	Executive Officer	General Manager of Osaka Branch

Mr. Yasutoshi Suzuki	Executive Officer	General Manager of Trust Business Department VI	—	General Manager of Sapporo Branch

Mr. Toshiyuki Kobayashi	Executive Officer	General Manager of Nagoya Branch	—	General Manager of Trust Business Department V

Mr. Nobutake Nishijima	Retired		Deputy President and Deputy President-Executive Officer (Representative Director)	Head of Internal Audit Group

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Masaaki Kono	Retired	Managing Executive Officer	In charge of Strategic Planning, Financial Control & Accounting Group

Mr. Akira Moriwaki	Retired	Managing Executive Officer	Head of Custody & Structured Products Unit and in charge of Treasury Department

Mr. Junichi Nishizawa	Retired	Managing Executive Officer	In charge of Human Resources Group

Mr. Norio Miyashita	Retired	Managing Executive Officer	In charge of Trust & Banking Business and Branch Administration Department

Mr. Masanori Taniguchi	Retired	Executive Officer	General Manager of Nagoya Branch

The appointment of Mr. Toshihiko Fukuzawa as director is subject to approval at the general meeting of shareholders of MHTB to be held on April 1, 2013.

【Mizuho Securities Co., Ltd. (MHSC)】

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Mitsuhiro Nagahama	Chairman	Chairman of Mizuho Securities USA Inc.	—

Mr. Katsuyoshi Ejima	Deputy President and Deputy President-Executive Officer (Representative Director)	Head of Internal Audit Division	Deputy President and Deputy President-Executive Officer (Representative Director)

Mr. Hajime Saito	Deputy President and Deputy President-Executive Officer	Head of Corporate Investment Services & Retail Business Division	Deputy President and Deputy President-Executive Officer	Head of Corporate Investment Services & Retail Business Division, Head of Wealth Management Group

Mr. Yasuo Agemura	Deputy President and Deputy President-Executive Officer	Head of Global Markets, Head of Markets & Products Division	Managing Director and Managing Executive Officer	Head of Global Markets, Head of Markets & Products Division, Head of Research Group

Mr. Yoshiyuki Fukuda	Deputy President and Deputy President-Executive Officer	Head of Investment Banking Division, Head of Public & Financial Institutions Group	—

Mr. Hideo Gamou	Managing Director and Managing Executive Officer	Head of Asset Management Group	Managing Director and Managing Executive Officer	Head of Product Planning & Promotion Group

Mr. Hidetake Nakamura	Director	Chairman of Mizuho Securities Asia Limited	Deputy President and Deputy President-Executive Officer	Head of Internal Audit Division

Mr. Keizo Ohashi	Director	Chairman of Mizuho Securities UK Holdings Ltd, Chairman of Mizuho International plc	Director	Chairman of Mizuho Securities UK Holdings Ltd,Chairman of Mizuho International plc, Chairman of Mizuho Securities USA Inc.

Mr. Shingo Ishizaki	Managing Executive Officer	Attached to Investment Banking Group and IB Business Promotion Group	Managing Executive Officer	Attached to Investment Banking Group and Corporate Investment Services & Retail Business Division

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Hideyuki Takahashi	Managing Executive Officer	In charge of Financial & Accounting Group	—

Mr. Daisaku Abe	Managing Executive Officer	In charge of IT & Systems Group and Operations Group	—

Mr. Masahiro Miyamoto	Managing Executive Officer	Joint Head of Investment Banking Division, Co-Head of Investment Banking Group, Attached to IB Business Promotion Group	Managing Executive Officer	Co-Head of Investment Banking Group, Attached to Corporate Investment Services & Retail Business Division

Mr. Shuzo Fujii	Managing Executive Officer	Joint Head of Corporate Investment Services & Retail Business Division, Head of IB Business Promotion Group, in charge of Business Collaboration Dept.(Banking & Trust Services)	Managing Director and Managing Executive Officer	Head of IB Business Promotion Group, in charge of Business Collaboration Dept.(Banking & Trust Services)

Mr. Yasunori Tsujita	Managing Executive Officer	In charge of Human Resources Group	—

Mr. Shuichi Shimada	Managing Executive Officer	Joint Head of Investment Banking Division, Co-Head of Investment Banking Group, Joint Head of Public & Financial Institutions Group	Managing Executive Officer	Co-Head of Investment Banking Group, Head of Public & Financial Institutions Group, in charge of Investment Banking Business Administration Dept.

Mr. Yukihiro Take	Managing Executive Officer	Branch Manager of Osaka Branch	Managing Executive Officer	Attached to Corporate Investment Services & Retail Business Division, Branch Manager of Osaka Branch

Mr. Tadashi Kanki	Managing Executive Officer	In charge of Strategic Planning Group	—

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Katsunori Nozawa	Managing Executive Officer	Attached to Investment Banking Division and Investment Banking Group	Managing Executive Officer	Attached to Investment Banking Group

Mr. Hidefumi Kobayashi	Managing Executive Officer	Head of Research Group, in charge of Due Diligence Dept., Overseas Office Administration Dept., Beijing Representative Office, Shanghai Representative Office and Investment Dept.	Managing Executive Officer	Joint Head of Research Group, in charge of Due Diligence Dept., Beijing Representative Office, Shanghai Representative Office and Investment Dept.

Mr. Masakane Koike	Managing Executive Officer	In charge of Risk Management Group and Compliance Group	—

Mr. Sadanobu Takada	Managing Executive Officer	Attached to Investment Banking Group and IB Business Promotion Group	Managing Executive Officer	Attached to IB Business Promotion Group

Mr. Tetsuhiro Sakamoto	Managing Executive Officer	Head of Human Resources Group and in charge of Executive Secretariat	Managing Executive Officer	Joint Head of Internal Audit Division

Mr. Junichi Yamada	Managing Executive Officer	Joint Head of Markets & Products Division	Executive Officer	In charge of Solutions Business Group and Fixed Income Group

Mr. Koji Kamino	Executive Officer	Branch Manager of Fukuoka-Chuo Branch, Attached IB Business Promotion Group	Executive Officer	Attached to Corporate Investment Services & Retail Business Division, Branch Manager of Fukuoka-Chuo Branch

Mr. Naomi Tsumura	Executive Officer	Joint Head of Internal Audit Division	Executive Officer	Head of Human Resources Group, in charge of Executive Secretariat

Mr. Daigo Kawaguchi	Executive Officer	Branch Manager of Nagoya Branch, Attached IB Business Promotion Group	Executive Officer	Branch Manager of Nagoya Branch

Name	New Position (Effective as of April 1, 2013)		Current Position

Mr. Yoshihiro Kishishita	Executive Officer	Head of Private Banking Dept., Attached to IB Business Promotion Group	Executive Officer	Attached to Corporate Investment Services & Retail Business Division

Mr. Satoshi Sugiyama	Executive Officer	Attached to Corporate Investment Services & Retail Business Division and IB Business Promotion Group	Executive Officer	Joint Head of Operations Group

Mr. Masaya Kato	Executive Officer	Head of Wealth Management Group, Senior Corporate Officer (Attached to Head of Corporate Investment Services & Retail Business Division)		Senior Corporate Officer (Attached to Head of Corporate Investment Services & Retail Business Division)

Mr. Nobukatsu Funaki	Corporate Auditor		—

Mr. Hideo Abe	Retired		Deputy President and Deputy President-Executive Officer	Head of Investment Banking Division

Mr. Katsumi Nakada	Retired		Managing Executive Officer	Joint Head of Product Planning & Promotion Group

Mr. Takaaki Kato	Retired		Managing Executive Officer	Attached to Investment Banking Group, in charge of Asia & China Business Promotion Dept., Chairman of Mizuho Securities Asia Limited

Mr. Koichi Kubo	Retired		Managing Executive Officer	Attached to Investment Banking Group

Mr. Kazumi Takemoto	Retired		Managing Executive Officer	Attached to Corporate Investment Services & Retail Business Division

Name	New Position (Effective as of April 1, 2013)	Current Position

Mr. Shinichi Saito	Retired	Managing Executive Officer	Attached to Corporate Investment Services & Retail Business Division and Banking & Trust Collaboration Group

Mr. Koichi Ninomine	Retired	Managing Executive Officer	Attached to Corporate Investment Services & Retail Business Division

Mr. Yasuhiro Kuwahara	Retired	Executive Officer	Attached to Corporate Investment Services & Retail Business Division

Mr. Sei Toyokawa	Retired	Executive Officer	Joint Head of Human Resources Group

Mr. Taizo Tomita	Retired	Executive Officer	Joint Head of Banking & Trust Collaboration Group, Head of Collaboration Promotion Dept.

Mr. Yoshinobu Shigeji	Retired	Corporate Auditor

The appointment of Messrs. Mitsuhiro Nagahama and Yoshiyuki Fukuda as directors and the appointment of Mr. Nobukatsu Funaki as corporate auditor are subject to approval at the general meeting of shareholders of MHSC to be held on April 1, 2013.

Mr. Funaki qualifies as an “outside corporate auditor” under the Company Law of Japan.

“New Positions” with underline are the additional changes from those announced on February 8,2013.

Management Changes for the 5 entities above are on the assumption that any permission required will be obtained from the relevant authorities in Japan.